

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-Mail

Bassil I. Dahiyat, Ph.D.
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, California 91016

> **Re:** **Xencor, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 11, 2013**
> **CIK No. 0001326732**

Dear Dr. Dahiyat:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. We note that you submitted a confidential treatment request on September 12, 2013. We will provide any comments in relation to any such confidential treatment request and the related disclosure in a separate comment letter.

Cover Page

6. We note your statement here that you have applied for listing on the NASDAQ Global Market. However, you state in a risk factor on page 32 that your stock has been approved for listing on the NASDAQ Global Market. Please revise your prospectus to clarify whether your application to list your stock has been approved.

Risk Factors
"If we experience delays or difficulties in the enrollment of patients…" page 15

7. To the extent you have experienced any delays or difficulties in enrollment in your clinical trials to date, please revise this risk factor to include a brief description of those delays or difficulties.

"We rely on third parties to manufacture supplies…" page 21

8. The caption of this risk factor does not identify the risks associated with:
   • your dependence on technology licensed from Catalent for production of XmAb5871 and your anticipated need to renegotiate a license for that technology if and when you move to another manufacturer; or
   • the need to store cells in cell banks.

   Please move the discussion of each of these risks into its own appropriately captioned risk factor.

"If we are unable to obtain, maintain and enforce intellectual property protection covering our products…" page 23

9. Please advise us whether the recent decision of the U.S. Supreme Court on the patentability of genes and genetic material could affect the enforceability of any of your

patents or the viability of any of your patent applications. If so, please provide appropriate risk factor disclosure including identification of any of your licensed or owned patents that may be vacated or adversely affected by the decision.

"We are subject to competition for our skilled personnel…" page 28

10. Please revise this risk factor to identify any key personnel other than your executive officers.

Use of Proceeds, page 42

11. Please disclose to what stage of development the expenditure of such funds is expected to bring each of the two indicated pipeline products.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Accrued Research and Development Expenses, page 61

12. Your disclosure on page 55 states that you monitor patient enrollment levels and related activity to the extent reasonably possible and adjust estimates accordingly. Please revise to disclose how accurate these estimates have been in the past and how much the estimate has changed in the past. Please refer to Section 501.14 of the Financial Reporting Codification pursuant to FR-72.

Stock Based Compensation
Common Stock Fair Value, page 63

13. Please revise to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented. Also include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Common Stock Valuation Methodologies, page 63

14. You disclose that you have used a variety of methodologies to estimate the enterprise value, including market multiple, initial public offering value, sales value and income approaches. Please revise to clarify the methods and the significant assumptions used to estimate enterprise value at each valuation date and why that methodology was appropriate at that time.

December 18, 2009 Valuation, page 64

15. Please revise your disclosure to explain why it is appropriate for you to rely on the apparent internal valuation analysis as of December 18, 2009 to determine the enterprise fair value and then allocate enterprise value to the various classes of securities for each grant date from August 2010 through September 2012. Also explain to us why you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

August 15, 2013 Valuation, page 66

16. Please revise your disclosure to clarify if the estimated value of your common stock using PWERM was reduced by a discount to account for a lack of marketability. If so, disclose the amount of the discount, how the discount was determined and why this discount was appropriate at this date. In addition, disclose the nature of the alternative exit strategies and the percentage weight given to each.

Contractual Obligations and Commitments, page 72

17. As noted in Item 303(a)(5) of Regulation S-K the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant's specified contractual obligations. Please revise to disclose the nature of the purchase obligations included in the table of contractual obligations.

Business
Lead XmAb Product Candidates, 81

18. We note your reference in the table on page 81 to Phase 2 trials for other indications and Phase 3 clinical trials of XmAb5574/MOR208. Please revise your disclosure to explain briefly whether you have current plans for such trials.

Strategic Alliances and Commercial Agreements
Collaboration and Option Agreement with Amgen, page 97

19. Please expand your description of your agreement with Amgen to specify:
    • The amount of the option exercise fee;
    • The amount of the minimum annual royalty; and
    • The expected date of expiration of the last-to-expire applicable patent.

Collaboration and License Agreement with MorphoSys, page 98

20. Please expand your description of your agreement with MorphoSys to specify:
    • The expected date of expiration of the last-to-expire applicable patent; and

- The amount or portion of MorphoSys's development costs you would be required to reimburse in the event MorphoSys grants you a post-termination license.

Collaboration Agreement with Boehringer Ingelheim, page 99

21. Please expand your description of your agreement with BI to specify:
    - the outside date that payments to BI become due; and
    - the amount of the technology access fee payable in the event you pursue the products without BI.

Option and License Agreement with Alexion, page 99

22. Please expand your description of your agreement with Alexion to specify:
    - The amount of the extension fee;
    - The range of royalties within ten percent to be paid by Alexion;
    - The amount of the option fee;
    - The amount of the annual fee; and
    - The expected date of expiration of the last-to-expire applicable patent.

Development and Manufacturing Services Agreement with Catalent, page 100

23. Please expand your description of your agreement with Catalent to specify:
    - The material terms of your options to license Catalent's technology, including the amounts of material payments (including any upfront and annual license payments, and aggregate amount of potential milestone payments), any other material rights and obligations of the parties, and the duration of the potential license(s); and
    - That the agreement will remain in effect unless and until terminated.

Technology Licenses, page 101

24. Please revise your prospectus to include a description in the Business section of the material ongoing terms of each of the following agreements, including the amounts of material payments (including any annual license renewal payments, option exercise fees, milestone payments, and royalty rates), any other material rights and obligations of the parties, and the duration and termination provisions:
    - Your 2007 research license and collaboration agreement with BI;
    - Your 2009 research license and option agreement with Janssen Research & Development, LLC;
    - Your 2009 research and collaboration agreement and 2013 agreement with CSL Limited; and
    - Your 2013 license agreement with Merck.

    In addition, please file a copy of each agreement as an exhibit to your registration statement.

Intellectual Property, page 102

25. Please expand your discussion of your patents to disclose:
    - How many of your material patents you own and how many are licensed from third parties;
    - The number of material U.S. composition of matter patents covering your lead product candidates that you expect to expire between 2027 and 2030;
    - The expiration dates for the 20 U.S. patents covering your XmAb technology platform that you reference in the risk factor on page 23; and
    - The expiration dates and jurisdiction(s) of any other material patents.

Executive and Director Compensation
Annual Base Salary, page 125

26. Please revise the footnote to the table at the top of page 125 to state, if correct, that you paid Dr. Foster $277,000 in fees during 2012, as reflected in footnote 4 to the Summary Compensation Table on page 124.

Financial Statements
Notes to Financial Statements
1. Summary of Significant Accounting Policies
Collaborative Research and Licensing Agreements, page F-10

27. Please revise to disclose each individual milestone and the related contingent consideration for each agreement including a determination whether each milestone is considered substantive as required by ASC 605-28-50-2. At a minimum, disclose potential future milestones by category for each indication, i.e. completion of development activities, regulatory approval, and achievement of product sales. This comment also applies to your disclosure of new agreements in the interim financial statements.

9. Restatement of Financial Statements, page F-29

28. It appears that the restated deferred revenue balance should be $12,177 and not $2,177. Please revise or explain to us why your tabular disclosure does not cross-foot.

Condensed Balance Sheet, page F-30

29. Please revise to present a December 31, 2012 balance sheet alongside your interim balance sheet as of June 30, 2013.

Notes to Financial Statements (unaudited)
3. Series A-1 Preferred Stock Financing and Note Conversion Agreement, page F-35

30. Please revise your disclosure to explain what a "pay to play" provision is under the mandatory conversion feature surrounding the conversion from Series A-1 to Series A-2 preferred stock and any specific accounting treatment for this provision.

31. Tell us and disclose the business purpose surrounding the conversion of all of the outstanding shares of Preferred Series A-E to Series A-1 preferred as well as the conversion of certain of the Series A-1 to Series A-2 preferred shares.

Item 16.   Exhibits and financial statement schedules.
(a)   Exhibits, page II-4

32. Please file a copy of the following as exhibits to your registration statements:
   - The form of lock-up agreement
   - Your 2012 cross-license agreement with MedImmune, LLC.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Kenneth J. Rollins, Esq.
Cooley LLP
1333 2nd Street, Suite 400
Santa Monica, California 90401